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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
[redacted]

8-67069

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ATM USA LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
14 Wall Street
(No. and Street)

NEW YORK	**NY**	**10005**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CARL GOODMAN (212) 897-1695
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN AND COMPANY
(Name - if individual, state last, first, middle name)

529 FIFTH AVENUE, 9TH FLOOR	**NEW YORK**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 14 2008
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, **HARRY HATZIS**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **ATM USA, LLC**, as of **DECEMBER 31, 2007**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

1/30/08

Notary Public

RICARDO C. SALMON
Notary Public, State of New Jersey
No. 2349498
Qualified in Morris County
My Commission Expires 9-12-2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

SEC Mail Processing
Section

FEB 29 2008

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111

ATM USA, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2007

ATM USA, LLC
(A Limited Liability Company)
FOR THE YEAR ENDED DECEMBER 31, 2007

TABLE OF CONTENTS

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members
ATM USA, LLC
New York, New York

We have audited the accompanying statement of financial condition of ATM USA, LLC (the "Company") as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ATM USA, LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

The accompanying statement of financial condition has been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the statement of financial condition, the Company has suffered recurring losses from operations, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 25, 2008

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citrincooperman.com

ATM USA, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$	158,394
Fees receivable		145,146
Cash held at clearing broker		103,507
Equipment, net of accumulated depreciation of $73,235		136,541
Security deposits		17,317
TOTAL ASSETS	$	560,905

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	283,588
Commitments and contingencies (Note 7)		
Members' equity:		
Members' equity before related receivables		412,573
Less receivable from member		135,256
Total members' equity		277,317
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	560,905

See accompanying notes to statement of financial condition

ATM USA, LLC
(A Limited Liability Company)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

NOTE 1. ORGANIZATION

ATM USA, LLC (the "Company") was organized in Delaware as a limited liability company on March 16, 2006. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a quantitative trading and technology consulting firm. It provides services and execution software to other broker-dealers.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Going concern

The accompanying statement of financial condition has been prepared assuming that the Company will continue as a going concern. The Company has suffered losses from operations amounting to approximately $1,467,000 for the year ended December 31, 2007, and $738,000 for the period from March 26, 2006 (inception) to December 31, 2006. This raises substantial doubt about the Company's ability to continue as a going concern. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

The Company's ability to operate as a going concern depends upon its ability to generate consistent and positive cash flow from operations and/or obtain outside sources of working capital. Revenues for services have increased from approximately $336,000 in its initial period in 2006 to $1,492,000 in 2007. Management will continue its efforts to expand the Company's customer base and to control its costs. In addition, management intends to seek the continued support of investors to meet the Company's cash flow requirements. The Company is dependent on its members to fund operating deficits while it operates at a loss.

Basis of accounting

The accompanying statement of financial condition has been prepared on the accrual basis of accounting.

Equipment

Equipment consists primarily of computers and data processing equipment. Depreciation is recorded on a straight-line basis over the estimated life of the equipment, generally three years.

Revenue recognition

In return for the use of the Company's software to execute transactions and for its services, the Company receives compensation. Generally, the compensation is based on the volume of transactions generated and is recorded on a trade-date basis as securities transactions occur.

Income taxes

As a limited liability company, the Company is treated as a partnership for Federal and state income tax purposes. Accordingly, no provision has been made for federal or state income taxes in the accompanying consolidated financial statements, since all items of income or loss are required to be reported on the income tax returns of the members, who are responsible for any taxes thereon. However, the Company is subject to the New York City unincorporated business tax.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of estimates
The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE 3. SIGNIFICANT CONCENTRATIONS

Equipment
A majority of the Company's computer equipment that was purchased has been placed with its technical support service providers.

Significant customers
Three customers accounted for 90% of the Company's revenues during the year ended December 31, 2007, and represented a majority of its receivables at December 31, 2007.

Cash
The Company maintains its cash at one financial institution in amounts that may exceed FDIC's insurance limit of $100,000.

NOTE 4. RELATED PARTY TRANSACTIONS

The Managing Member has received advances amounting to approximately $135,256. No terms have been determined in connection with repayment.

NOTE 5. MEMBERS' EQUITY

Through December 31, 2007, the Company has issued 9713.15 Class A units and 436.40 Class B units.

The Company's operating agreement provides that until a certain Class B unit holder recovers its investment, the Board of Managers shall distribute 48% of Free Cash Flow of which 50% shall be made to the Class B unit holders and 50% shall be made to Class A unit holders. The Company's Amended and Restated Operating Agreement defines recovery by the Class B Unit holder and Free Cash Flow, among other terms. Subsequent to the recovery by the Class B unit holder, the Board of Managers shall distribute such amount of the Company's Free Cash Flow to the members prorata in accordance with each member's percentage interest, as the Board deems appropriate.

Other rights and privileges pertain to the respective unit holders and are fully described in the Company's Amended and Restated Operating Agreement.

NOTE 6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15:1. Net capital and aggregate indebtedness change from day to day. At December 31, 2007, the Company had net capital of approximately $96,000, which was $77,000 in excess of its required net capital of $19,000. The Company's ratio of aggregate indebtedness to net capital was approximately 2.93 to 1 at December 31, 2007.

NOTE 7. COMMITMENTS AND CONTINGENCIES

The Company leases its office premises under an operating lease expiring on March 1, 2009. Rent expense during 2007 amounted to approximately $134,000. The approximate future minimum rental payments required under this lease as of December 31, 2007, are summarized below:

Year ending December 31:		
2008	$	90,000
2009		91,000
2010		69,000
Total	$	250,000

In the normal course of business, the Company may be a party to various litigation and regulatory matters. At December 31, 2007, a service provider has asserted a claim against the Company, and the Company has been denied access to its equipment at that service provider. While the ultimate outcome of the matter cannot be predicted, counsel believes that the aggregate liability that may result from these proceedings will not be material to the Company's financial position or operating results. In connection with this matter, the Company has charged to expense approximately $69,000 to reflect the writeoff of the equipment that is in the possession of the service provider. The charge is reflected in "other expenses" in the accompanying statement of operations.

NOTE 9. SUBSEQUENT EVENT

During January 2008, the Company received $250,000 for the issuance of 63.42 Class B units.

END